Exhibit 4.3

Financial Statements

Nova Scotia Power Inc.

Statements of Earnings (Unaudited)

For the millions of dollars	Three months ended March 31
	2010	2009
Revenue
Electric	$337.5	$347.8
Other	3.2	3.0

	340.7	350.8

Cost of operations
Fuel for generation and purchased power	181.2	148.6
Fuel adjustment (note 4)	(39.4)	(5.8)
Operating, maintenance and general	53.2	51.2
Provincial grants and taxes	10.0	10.1
Depreciation and amortization	36.6	35.4
Regulatory amortization	4.4	4.2

	246.0	243.7

Earnings before financing charges and income taxes	94.7	107.1
Financing charges (note 5)	32.3	35.6

Earnings before income taxes	62.4	71.5
Income taxes (note 6)	(0.9)	19.0

Net earnings applicable to common shares	$63.3	$52.5

See accompanying notes to the unaudited financial statements.

Balance Sheets (Unaudited)

As at millions of dollars	March 31 2010	December 31 2009
Assets
Current assets
Cash and cash equivalents	$0.3	$0.3
Accounts receivable	318.2	271.8
Income tax receivable	11.4	—
Inventory	134.2	165.6
Prepaid expenses	23.5	7.0
Future income tax assets	14.7	34.4
Derivatives in a valid hedging relationship	18.3	19.4
Held-for-trading derivatives	3.3	8.9

	523.9	507.4

Derivatives in a valid hedging relationship	18.2	29.8
Held-for-trading derivatives	3.1	6.2
Other assets	414.2	339.1
Intangibles	67.8	65.7
Property, plant and equipment	2,359.5	2,365.6
Construction work in progress	174.8	152.8

	2,534.3	2,518.4

	$3,561.5	$3,466.6

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt	$100.7	$100.7
Short-term debt	267.0	199.5
Accounts payable and accrued charges	161.1	213.9
Due to associated companies (note 8)	2.5	0.7
Income tax payable	—	1.2
Dividends payable	1.7	1.7
Derivatives in a valid hedging relationship	59.2	53.0
Held-for-trading derivatives	20.0	12.2

	612.2	582.9

Derivatives in a valid hedging relationship	23.2	20.0
Held-for-trading derivatives	0.1	1.3
Future income tax liabilities	86.3	52.0
Asset retirement obligations	102.9	101.5
Other liabilities	76.1	91.5
Long-term debt	1,397.1	1,397.0
Preferred shares	135.0	135.0

Shareholders’ equity
Common shares	934.7	934.7
Accumulated other comprehensive loss	(64.1)	(44.0)
Retained earnings	258.0	194.7

	1,128.6	1,085.4

	$3,561.5	$3,466.6

See accompanying notes to the unaudited financial statements.

Approved on behalf of the Board of Directors

“George Caines”	“Robert R. Bennett”
Chairman	President and Chief Executive Officer

Statements of Cash Flow (Unaudited)

For the millions of dollars	Three months ended March 31
	2010	2009
Operating activities
Net earnings applicable to common shares	$63.3	$52.5
Non-cash items:
Depreciation and amortization	36.6	35.4
Amortization of other assets	3.4	3.4
Regulatory amortization	4.4	4.2
Allowance for funds used during construction	(3.5)	(1.1)
Future income taxes	10.4	1.9
Post-retirement benefits	(1.5)	(1.8)
Fuel adjustment	(39.4)	(5.8)
Changes in fair value of derivatives instruments	(2.0)	21.2
Other non-cash operating items	(0.1)	0.5
Other cash operating items	2.2	(0.4)

	73.8	110.0
Change in non-cash operating working capital (note 7)	(91.1)	(91.3)

Net cash (used in) provided by operating activities	(17.3)	18.7

Investing activities
Property, plant and equipment	(46.0)	(27.2)
Intangibles	(2.9)	(0.7)
Retirement spending net of salvage	(1.1)	(0.6)

Net cash used in investing activities	(50.0)	(28.5)

Financing activities
Increase (decrease) in short-term debt	67.5	(40.2)
Issuance of long-term debt	—	50.0
Other financing activities	(0.2)	—

Net cash provided by financing activities	67.3	9.8

Change in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of period	0.3	—

Cash and cash equivalents, end of period	$0.3	—

Supplemental disclosure of cash paid:
Interest	$27.1	$18.2
Income and capital taxes	$0.7	$8.1

See accompanying notes to the unaudited financial statements.

Statements of Changes in Shareholders’ Equity (Unaudited)

For the three months ended March 31, 2010 millions of dollars	Common Shares	Accumulated Other Comprehensive (Loss) Income (“AOCI”)	Retained Earnings	Total AOCI and Retained Earnings
Balance, December 31, 2009	$934.7	$(44.0)	$194.7	$150.7

Comprehensive income:
Net earnings applicable to common shares	—	—	63.3	63.3
Net losses on derivatives in a valid hedging relationship	—	(37.9)	—	(37.9)
Reclassification of hedging losses included in income	—	37.5	—	37.5
Reclassification of hedging gains included in inventory	—	(19.7)	—	(19.7)

Total comprehensive (loss) income	—	(20.1)	63.3	43.2

Balance, March 31, 2010	$934.7	$(64.1)	$258.0	$193.9

For the three months ended March 31, 2009 millions of dollars	Common Shares	AOCI	Retained Earnings	Total AOCI and Retained Earnings
Balance, December 31, 2008	$930.6	$(0.6)	$211.4	$210.8

Comprehensive income:
Net earnings applicable to common shares	—	—	52.5	52.5
Net gain on derivatives in a valid hedging relationship	—	2.6	—	2.6
Reclassification of hedging losses included in income	—	10.9	—	10.9
Reclassification of hedging losses included in inventory	—	8.6	—	8.6

Total comprehensive income	—	22.1	52.5	74.6

Balance, March 31, 2009	$930.6	$21.5	$263.9	$285.4

See accompanying notes to the unaudited financial statements.

Notes to the Interim Unaudited Financial Statements

March 31, 2010

1.	BASIS OF PRESENTATION

The disclosures in these unaudited interim financial statements do not conform in all respects to the requirements of Canadian Generally Accepted Accounting Principles for annual audited financial statements and should be read in conjunction with Nova Scotia Power Inc.’s annual financial statements as at and for the year ended December 31, 2009.

“Company” and “NSPI” refer to Nova Scotia Power Inc.

These financial statements follow the same accounting policies and methods of computation as Nova Scotia Power Inc.’s annual audited financial statements as at and for the year ended December 31, 2009.

2.	SEASONAL NATURE OF OPERATIONS

Interim results are not necessarily indicative of results for the full year due primarily to seasonal factors. Sales and related production vary significantly over the year, with Q1 and Q4, the strongest periods, reflecting colder weather and fewer daylight hours in the winter season.

3.	EMPLOYEE FUTURE BENEFITS

NSPI maintains contributory defined-benefit and defined-contribution pension plans, which cover substantially all of its employees, and plans that provide non-pension benefits for its retirees. The Company’s estimated total benefit cost, related to these plans, for the three months ended March 31, 2010 is $6.6 million (2009 – $3.9 million).

4.	FUEL ADJUSTMENT

The UARB approved the implementation of a Fuel Adjustment Mechanism (“FAM”) in the 2009 General Rate Decision effective January 1, 2009. The FAM fuel adjustment includes the effect of fuel costs in both the current period and the preceding year. The difference between actual fuel costs and amounts recovered from customers in the current period is included in the fuel adjustment. This amount, less the incentive component, is deferred to a FAM regulatory asset in “Other assets”. Also included in the fuel adjustment is the rebate to customers of over recovered fuel costs from 2009.

Details of the FAM components are summarized in the following table:

	Three months ended
For the	March 31
millions of dollars	2010	2009
Under recovery of current period fuel costs	$(33.0)	$(5.8)
Rebate of over recovered fuel costs from prior year	(6.4)	—

Fuel adjustment	$(39.4)	$(5.8)

The Company has recognized a future income tax expense related to the fuel adjustment based on NSPI’s applicable statutory income tax rate. The FAM is recognized by NSPI as a regulatory asset as future rates will be adjusted to provide recovery from customers in the following year. As at March 31, 2010, NSPI’s FAM regulatory asset was $29.8 million (December 31, 2009 – liability of $9.9 million), and future income tax liability was $9.6 million (December 31, 2009 – asset of $3.4 million).

5.	FINANCING CHARGES

Financing charges consist of the following:

	Three months ended
For the	March 31
millions of dollars	2010	2009
Interest – long-term debt	$25.6	$24.2
– short-term debt	2.5	0.5
Preferred share dividends	2.0	3.5
Amortization of defeasance cost	3.0	3.0
Amortization of debt financing costs	0.4	0.5
Allowance for funds used during construction	(3.5)	(1.1)
Foreign exchange losses	2.3	5.0

	$32.3	$35.6

6.	INCOME TAXES

Income taxes are lower in Q1 2010 compared to Q1 2009 due to accelerated capital cost allowance tax deductions associated with investments in renewable energy projects in 2010.

In addition, a $2.3 million future income tax recovery was recorded in Q1 2010 related to the timing of the tax deduction of unregulated expenditures.

7.	CASH FLOW INFORMATION

The change in non-cash operating working capital consists of the following:

	Three months ended
For the	March 31
millions of dollars	2010	2009
Increase in accounts receivable and due from associated companies	$(24.6)	$(30.8)
Increase in posted margin included in accounts receivable	(19.1)	(11.9)
Increase in contract receivable	(2.7)	(6.0)
Decrease (increase) in inventory	31.4	(5.6)
Increase in prepaid expenses	(16.5)	(16.5)
Decrease in accounts payable and accrued charges and due to associated companies	(51.0)	(19.9)
Change in heavy fuel oil hedging balance in AOCI	4.0	(11.0)
(Increase) decrease in income tax receivable	(12.6)	10.4

	$(91.1)	$(91.3)

8.	RELATED PARTY TRANSACTIONS

The Company enters into various transactions with its affiliates in the normal course of operations. All transactions are recorded, subject to terms in the Code of Conduct, at the exchange value, which is generally based on commercial rates or as agreed to by the parties. The Code of Conduct governs transactions between NSPI and its affiliates and is approved by the UARB.

Due to associated companies represents the total carrying amounts of trade payables which are owed from NSPI to NSPI’s parent company, Emera Inc., and companies wholly-owned by Emera Inc. The terms of repayment are the same as those for non-affiliate trade payables.

NSPI had sales and purchases from companies under common control of Emera Inc. as follows:

For the millions of dollars		Three months ended March 31
Affiliate	Purpose of transaction	2010	2009
Sales:
Emera Energy Services	Net (purchases) sales of gas, electricity, and swaps	$(1.2)	$17.7
Other	Other services provided	1.9	1.5

Purchases:	Various services purchased	$4.4	$2.6

In the ordinary course of business, the Company purchased natural gas transportation capacity totaling $4.4 million (2009 – $4.9 million) during the three months ended March 31, 2010 from the Maritimes & Northeast Pipeline, an investment under significant influence of Emera Inc. The amount is recognized in “Fuel for generation and purchased power” and is measured at the exchange amount. As at March 31, 2010 and December 31, 2009, the amount payable to the related party was $1.5 million and is under normal interest and credit terms.

9.	COMPARATIVE INFORMATION

Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted for 2010.

Management’s Discussion & Analysis

As at May 3, 2010

Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations of Nova Scotia Power Inc. during the first quarter of 2010 relative to 2009, and its financial position at March 31, 2010 relative to December 31, 2009. To enhance shareholders’ understanding, certain multi-year historical financial and statistical information is presented.

This discussion and analysis should be read in conjunction with the Nova Scotia Power Inc. unaudited financial statements and supporting notes as at and for the three month period ended March 31, 2010 and the Nova Scotia Power Inc. MD&A and annual audited financial statements and supporting notes as at and for the year ended December 31, 2009. Nova Scotia Power Inc. follows Canadian Generally Accepted Accounting Principles (“CGAAP”), including the application of rate-regulated accounting. Nova Scotia Power Inc.’s accounting policies are subject to examination and approval by the Nova Scotia Utility and Review Board (“UARB”). The rate-regulated accounting policies of Nova Scotia Power Inc. may differ from CGAAP for non-regulated companies.

Throughout this discussion, “Nova Scotia Power”, “NSPI” and “Company” refer to Nova Scotia Power Inc.

All amounts are in Canadian dollars (“CAD”). Additional information related to NSPI, including the Company’s Annual Information Form, can be found on SEDAR at www.sedar.com.

Forward Looking Information

This MD&A contains forward-looking information and forward-looking statements which reflect the current view with respect to the Company’s objectives, plans, financial and operating performance, business prospects and opportunities. Certain factors that may affect future operations and financial performance are discussed, including information in the Outlook section of the MD&A. Wherever used, the words “may”, “will”, “intend”, “estimate”, “plan”, “believe”, “anticipate”, “expect”, “project” and similar expressions are intended to identify such forward-looking statements and should not be read as guarantees of future events, performance or results, and will not necessarily be accurate indications of whether, or the times at which, such events, performance or results will be achieved.

Although NSPI believes such statements are based on reasonable assumptions, such statements are subject to certain risks, uncertainties and assumptions pertaining to, but not limited to, operating performance, regulatory requirements, weather, general economic conditions, commodity prices, interest rates and foreign exchange. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. NSPI disclaims any intention or obligation to update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Structure of MD&A

This MD&A begins with an introduction and strategic overview, followed by a financial review of the statements of earnings, balance sheets and cash flow highlights; then continues with a discussion on outlook, liquidity and capital resources, transactions with related parties, financial risk and financial instruments, changes in accounting policies and summary of quarterly results.

INTRODUCTION AND STRATEGIC OVERVIEW

NSPI, created following the privatization in 1992 of the crown corporation Nova Scotia Power Corporation, is a fully-integrated regulated electric utility and the primary electricity supplier in Nova Scotia with $3.6 billion of assets and provides electricity generation, transmission and distribution services to approximately 487,000 customers in the province. The Company is regulated by the UARB under a cost-of-service model, with rates set to recover prudently incurred costs of providing electricity service to customers, and provides an opportunity to earn a prescribed return on equity (“ROE”). NSPI’s regulated ROE range prescribed for 2010 is 9.1% to 9.6%, on an actual common equity component of up to 40% of average regulated capitalization.

Developments

Nova Scotia Renewable Electricity Plan

On April 23, 2010, a Renewable Electricity Plan was released by the government of Nova Scotia. This Plan does not change legislation relating to existing renewable energy targets and reaffirms the government’s intention to have 25% of electricity generated from renewable resources by 2015. The Plan also outlines the roles of NSPI and the UARB in achieving the goals of the Plan.

Digby Wind Project

On April 16, 2010, NSPI filed with the UARB its intention to acquire the Digby Wind Project from another subsidiary of Emera. NSPI will later seek UARB approval of this project through the submission of a capital work order. On April 23, 2010, the UARB replied it had no objections to NSPI proceeding on this basis. The project is expected to be completed by December 31, 2010 at a total cost of approximately $80 million.

Port Hawkesbury Biomass Project

On April 5, 2010, NSPI announced an agreement with NewPage Port Hawkesbury Corporation (“NewPage”) to develop a 60 megawatt (“MW”) biomass co-generating facility that is expected to supply approximately 3% of the province’s total electricity needs. NSPI intends to invest approximately $200 million. NewPage will construct and operate the co-generation facility, and supply the fuel. The project, subject to regulatory approval from the UARB, is targeted to be in-service, if approved, in late 2012.

Appointments

On May 3, 2010, Elaine Sibson and Lee Bragg joined the NSPI Board of Directors.

Review of 2010

NSPI Q1 Net Earnings

millions of dollars	Three months ended March 31
	2010	2009
Electric revenue	$337.5	$347.8

Fuel for generation and purchased power	181.2	148.6
Fuel adjustment	(39.4)	(5.8)
Operating, maintenance and general	53.2	51.2
Provincial grants and taxes	10.0	10.1
Depreciation and amortization	36.6	35.4
Regulatory amortization	4.4	4.2
Other revenue	(3.2)	(3.0)

Earnings before financing charges and income taxes	94.7	107.1
Financing charges	32.3	35.6

Earnings before income taxes	62.4	71.5
Income taxes	(0.9)	19.0

Net earnings	$63.3	$52.5

NSPI’s net earnings increased $10.8 million to $63.3 million in Q1 2010 compared to $52.5 million in Q1 2009. Highlights of the earnings changes are summarized in the following table:

millions of dollars	Three months ended March 31
Net earnings – 2009	$52.5

Decreased electric margin	(7.3)
Increased operating, maintenance and general expenses due primarily to higher pension costs	(2.0)
Decreased net financing charges (see note below)	1.3
Increased depreciation and amortization	(1.2)
Decreased income taxes due to tax deductions related to renewable investments	19.9
Other	0.1

Net earnings – 2010	$63.3

Net financing charges exclude foreign exchange gains and losses recovered as fuel costs through the Fuel Adjustment Mechanism (“FAM”).

Balance Sheets Highlights

Significant changes in the balance sheets between March 31, 2010 and December 31, 2009 include:

millions of dollars	Increase (Decrease)	Explanation
Assets
Accounts receivable	$46.4	Increase due to seasonal trends of business and higher posted margin to counterparties.
Income tax receivable	12.6	Recovery of taxes due to tax deductions related to renewable investments.
Inventory	(31.4)	Decreased solid fuel inventory levels.
Prepaid expenses	16.5	Timing of provincial grants in lieu of taxes, insurance and other payments.
Derivatives in a valid hedging relationship (including long-term portion)	(12.7)	Unfavourable USD price positions and new hedges. The effective portion of the change is recognized in “Accumulated other comprehensive loss”.
Other assets	75.1	Recognition of the FAM regulatory asset in 2010, increased regulatory asset related to financial instruments, and an increase in the regulatory future income tax (“FIT”) asset.
Future income tax assets	(19.7)	Reclassification of FIT assets related to non-capital losses into FIT liabilities, and changes on items recognized in “Accumulated other comprehensive loss”.
Construction work in progress	22.0	Capital spending.

Liabilities and Shareholders’ Equity
Short-term debt	67.5	Increased cash flow requirements.
Accounts payable and accrued charges	(52.8)	Timing of payments.
Future income tax liabilities	34.3	Increased FIT on items recognized in “Accumulated other comprehensive loss” and fixed asset balances, including wind projects. The portion expected to be recovered from customers in future rates is recognized in “Other assets”.
Other liabilities	(15.4)	Decreased regulatory liability related to financial instruments and decrease in the FAM liability to customers.
Accumulated other comprehensive loss	(20.1)	Primarily represents effective portion of unfavorable USD hedge positions.
Retained earnings	63.3	Net earnings.

Cash Flow Highlights

Significant changes in the cash flow statements between March 31, 2010 and 2009 include:

Three months ended March 31
millions of dollars	2010	2009	Explanation
Cash and cash equivalents, beginning of period	$0.3	—
(Used in) provided by:

Operating activities	(17.3)	18.7	In 2010, non-cash working capital partially offset by cash earnings.
			In 2009, cash earnings partially offset by non-cash working capital.

Investing activities	(50.0)	(28.5)	In 2010, capital spending including additions associated with multi-year projects and renewable investments.
			In 2009, capital spending.

Financing activities	67.3	9.8	In 2010 and 2009, increased debt levels.

Cash and cash equivalents, end of period	$0.3	—

Electric Margin

The UARB approved the implementation of a FAM in the 2009 General Rate Decision effective January 1, 2009. The implementation of the FAM reduces NSPI’s earnings volatility associated with fuel costs as differences in actual fuel costs and amounts recovered from customers through electricity rates are deferred to “Fuel adjustment” and recovered or returned in the subsequent period. Foreign exchange gains and losses associated with fuel as reported in “Financing charges” are also recovered as fuel costs through the FAM and included in “Fuel adjustment”. The fuel cost element of NSPI’s electric margin is also influenced by the incentive component of the FAM with NSPI retaining or absorbing 10% of the over or under-recovered amount less the difference between the incentive threshold and the base fuel cost to a maximum of $5 million.

The Company’s electric margin is influenced by load changes and the associated mix of sales volume with the highest revenue contribution from residential customers. NSPI’s electric margin is summarized in the following table:

Q1 Electric Margin millions of dollars	Three months ended March 31
	2010	2009
Electric revenue	$337.5	$347.8
Fuel for generation and purchased power	(181.2)	(148.6)
Fuel adjustment	39.4	5.8
Fuel related foreign exchange losses	(2.8)	(4.8)

Electric margin	$192.9	$200.2

NSPI’s electric margin decreased $7.3 million to $192.9 million in Q1 2010 compared to $200.2 million in Q1 2009 due to a reduction in residential sales resulting from warmer weather and the recognition of an expense related to the FAM incentive compared with a recovery in Q1 2009.

Electric Revenue

Q1 Electric Sales Volumes Gigawatt hours (“GWh”)	2010	2009	2008

Residential	1,390	1,432	1,398
Commercial	849	877	865
Industrial	965	839	1,049
Other	86	98	88

Total	3,290	3,246	3,400

Q1 Electric Revenues millions of dollars	2010	2009	2008

Residential	$172.3	$179.2	$160.8
Commercial	88.4	93.1	83.8
Industrial	66.2	63.9	68.1
Other	10.6	11.6	10.3

Total	$337.5	$347.8	$323.0

Q1 Average Electric Revenue / Megawatt hour (“MWh”)	2010	2009	2008
Dollars per MWh	$103	$107	$95

The change in average electric revenue per MWh in 2010 compared to 2009 reflects the FAM rebate from over-recovered fuel costs in 2009 as well as the change in sales mix.

Electric revenue decreased $10.3 million to $337.5 million in Q1 2010 compared to $347.8 million in Q1 2009. Highlights of the changes are summarized in the following table:

millions of dollars	Three months ended March 31
Electric revenue – 2009	$347.8

Decreased electricity pricing effective January 1, 2010 related to the FAM rebate to customers of over-recovered 2009 fuel costs	(6.5)
Net change in residential and commercial sales volumes	(7.5)
Increased industrial sales volume from several large industrial customers	4.2
Decreased export sales	(0.5)

Electric revenue – 2010	$337.5

Fuel for Generation and Purchased Power

Q1 Production Volumes GWh	2010	2009	2008

Coal & petcoke	2,299	2,377	2,461
Natural gas	650	304	434
Oil	6	262	71
Renewable	286	313	370
Purchased power	221	205	277

Total	3,462	3,461	3,613

Purchased power includes 73 GWh of renewables in Q1 2010 (2009 – 42 GWh; 2008 – 48 GWh).

Q1 Average Unit Fuel Costs

	2010	2009	2008
Dollars per MWh	$52	$43	$31

Fuel for generation and purchased power increased $32.6 million to $181.2 million in Q1 2010 compared to $148.6 million in Q1 2009. Highlights of the changes are summarized in the following table:

millions of dollars	Three months ended March 31
Fuel for generation and purchased power – 2009	$148.6

Commodity price increases	27.5
Solid fuel commodity mix and additives related to emission compliance	10.6
Increased proceeds on resale of natural gas	(1.7)
Valuation of contract receivable (See discussion below)	(1.6)
Decreased hydro production	1.4
Mark-to-market on natural gas hedges recognized in 2009 as they were no longer required due to decreased 2009 production volumes	(12.7)
Changes in generation mix and plant performance	8.5
Other	0.6

Fuel for generation and purchased power – 2010	$181.2

The valuation of the contract receivable from a natural gas supplier requires NSPI to utilize a combination of historical and future natural gas prices. NSPI uses market-based forward indices when determining future prices. Future prices can change from period to period which will cause a corresponding change in the value of the contract receivable.

Fuel Adjustment

The FAM fuel adjustment includes the effect of fuel costs in both the current period and the preceding year. The difference between actual fuel costs and amounts recovered from customers in the current period is included in the fuel adjustment. This amount, less the incentive component, is deferred to a FAM regulatory asset in “Other assets”. Also included in the fuel adjustment is the rebate to customers of over recovered fuel costs from 2009.

Details of the FAM components are summarized in the following table:

	Three months ended March 31
millions of dollars	2010	2009
Under recovery of current period fuel costs	$(33.0)	$(5.8)
Rebate of over recovered fuel costs from prior year	(6.4)	—

Fuel adjustment	$(39.4)	$(5.8)

The Company has recognized a future income tax expense related to the fuel adjustment based on NSPI’s applicable statutory income tax rate. The FAM is recognized by NSPI as a regulatory asset as future rates will be adjusted to provide recovery from customers in the following year. The FAM regulatory asset includes amounts recognized as a fuel adjustment and associated interest carrying costs included in “Financing charges”. As at March 31, 2010, NSPI’s FAM regulatory asset was $29.8 million (December 31, 2009 – liability of $9.9 million), and future income tax liability was $9.6 million (December 31, 2009 – asset of $3.4 million).

Income taxes

Income taxes are lower in Q1 2010 compared to Q1 2009 due to accelerated capital cost allowance tax deductions associated with investments in renewable energy projects in 2010.

OUTLOOK

Business Environment

Economic Environment

The global economy is recovering after a significant downturn in 2008 and 2009. The Bank of Canada is predicting growth of over 3% in Canada in 2010 due largely to stronger construction and resource sectors. NSPI foresees investment opportunity due to the transformation of the energy industry from higher emissions to lower emissions and has embarked on a capital plan to increase the Company’s generation from renewable sources, to improve the transmission connections within our service territory, and to expand access to natural gas as we transition to a cleaner, greener company.

Environmental Legislation

In August 2009, the province of Nova Scotia enacted limits on greenhouse gas emissions. Caps have been set for years 2010 and 2020 inclusive. The Company has stabilized and reduced emissions; continues to add cleaner, greener sources of electricity; and works with customers to manage energy usage. The Company will continue to reduce green house gas emissions and comply with these regulations.

The Canadian federal government has not formalized any greenhouse gas emission reduction regulations and has now signaled alignment with the United States’ approach, which is tending towards cap and trade beginning in the 2012 – 2014 timeframe. The company continues to provide input to the Canadian federal government through their consultations.

Operations

NSPI anticipates earning a regulated ROE within its allowed range in 2010. NSPI continues to implement its strategy which is focused on regulated investments in renewable energy and system reliability projects with a total capital program budget in excess of $600 million in 2010. The Company expects to finance its capital expenditures with funds from operations and debt.

LIQUIDITY AND CAPITAL RESOURCES

The Company generates cash mainly through its operations involving the generation, transmission and distribution of electricity. NSPI’s customer base is diversified by both sales volumes and revenues among residential, commercial, industrial and other customers. Circumstances that could affect the Company’s ability to generate cash include general economic downturns in our markets, the loss of one or more large customers, and regulatory decisions affecting customer rates.

In addition to internally generated funds, NSPI has access to $500 million committed syndicated revolving bank line of credit. NSPI has an active commercial paper program for up to $400 million, of which outstanding amounts are 100% backed by the Company’s bank lines referred to above and this results in an equal amount of credit being considered drawn and unavailable.

NSPI’s revolving bank lines have a maturity date in June 2010, which can be extended annually for an additional 364 days with the approval of the syndicated banks. At each maturity date, NSPI has the option to convert all amounts drawn on the bank credit line to a one year non-revolving term credit.

NSPI intends to file a $500 million debt shelf prospectus in the first half of 2010.

NSPI has established the following available credit facilities:

As at March 31, 2010 millions of dollars	Maturity	Maximum amount	Utilized	Undrawn and available
Operating credit facility	1 Year Revolver	$500	$281	$219

NSPI issues commercial paper, 100% backed by the syndicated bank line of credit, to finance short-term cash requirements and had access to the commercial paper market as required throughout Q1 2010.

NSPI has debt covenants associated with its credit facilities. These covenants are tested regularly, and the Company is in compliance with the covenant requirements.

TRANSACTIONS WITH RELATED PARTIES

The Company enters into various transactions with its affiliates in the normal course of operations. All transactions are recorded, subject to terms in the Code of Conduct, at the exchange value, which is generally based on commercial rates or as agreed to by the parties. The Code of Conduct governs transactions between NSPI and its affiliates and is approved by the UARB.

Due to associated companies represents the total carrying amounts of trade payables, which are owed from NSPI to NSPI’ parent company, Emera Inc., and companies wholly-owned by Emera Inc. The terms of repayment are the same as those for non-affiliate trade payables.

NSPI had sales and purchases from companies under common control of Emera Inc. as follows:

millions of dollars		Three months ended March 31
Affiliate	Purpose of transaction	2010	2009
Sales:
Emera Energy Services	Net (purchases) sales of gas, electricity, and swaps	$(1.2)	$17.7
Other	Other services provided	1.9	1.5
Purchases:	Various services purchased	$4.4	$2.6

In the ordinary course of business, the Company purchased natural gas transportation capacity totaling $4.4 million (2009 – $4.9 million) during the three months ended March 31, 2010 from the Maritimes & Northeast Pipeline, an investment under significant influence of Emera Inc. The amount is recognized in “Fuel for generation and purchased power” and is measured at the exchange amount. As at March 31, 2010 and December 31, 2009, the amount payable to the related party is $1.5 million and is under normal interest and credit terms.

FINANCIAL RISK AND FINANCIAL INSTRUMENTS

NSPI manages its exposure to foreign exchange, interest rate, and commodity price risks in accordance with established risk management policies and procedures. The Company uses financial instruments consisting mainly of foreign exchange forward contracts, interest rate options and swaps, and coal, oil and gas options and swaps. In addition, the Company has contracts for the physical purchase and sale of natural gas, and physical and financial contracts held-for-trading (“HFT”). Collectively these contracts are referred to as derivatives.

The Company recognizes the fair value of all its derivatives on its balance sheet, except for non-financial derivatives that qualify and are designated as contracts held for normal purchase or sale.

Derivatives that meet stringent documentation requirements, and can be proven to be effective both at the inception and over the term of the instrument qualify for hedge accounting. Specifically, for cash flow hedges, the effective portion of the change in the fair value of derivatives is deferred to “Other comprehensive loss” and recognized in earnings in the same period the related hedged item is realized. Any ineffective portion of the change in the fair value of derivatives is recognized in net earnings in the reporting period.

For fair value hedges, the change in fair value of the hedging derivative and the hedged item are recorded in net earnings. Any ineffective portion of the change in fair value is recognized in net earnings in the reporting period.

Where the documentation or effectiveness requirements are not met, the derivative instruments are recognized at fair value with any changes in fair value recognized in net earnings in the reporting period.

The Company’s HFT derivatives are recorded on the balance sheet at fair value, with changes normally recorded in net earnings of the period, unless deferred as a result of regulatory accounting. The company has not designated any derivatives to be included in the HFT category.

Hedging Items Recognized on the Balance Sheet

The Company has the following categories on the balance sheet related to derivatives in valid hedging relationships:

millions of dollars	March 31 2010	December 31 2009
Inventory	$2.5	$22.2
Derivatives in a valid hedging relationship	(45.9)	(23.8)
Long-term debt	—	0.1

	$(43.4)	$(1.5)

Hedging Impact Recognized in Earnings

The Company recognized in net earnings the following gains and losses related to effective portion of hedging relationships under the following categories:

millions of dollars	Three months ended March 31
	2010	2009
Fuel and purchased power (increase) decrease	$(37.3)	$19.8
Financing charges decrease (increase)	1.2	(1.4)

Effectiveness (losses) gains	$(36.1)	$18.4

The effectiveness gains and losses reflected in the above table would be offset in net earnings by the change in the hedged item realized in the period.

The Company recognized in net earnings the following gains and losses related to the ineffective portion of hedging relationships under the following categories:

millions of dollars	Three months ended March 31
	2010	2009
Fuel and purchased power decrease (increase)	$0.2	$(12.5)
Financing charges increase	(0.2)	(0.5)

Ineffectiveness losses	—	$(13.0)

Held-for-trading Items Recognized on the Balance Sheet

The Company has recognized a net unrealized fair value of HFT derivatives liability of $13.7 million as at March 31, 2010 (December 31, 2009 – asset of $1.6 million) on the balance sheet.

Held-for-trading Derivatives Recognized in Earnings

The Company has recognized the following realized and unrealized losses with respect to HFT derivatives in earnings:

millions of dollars	Three months ended March 31
	2010	2009
Financing charges increase	—	$(0.1)

Held-for-trading derivatives losses	—	$(0.1)

CHANGES IN ACCOUNTING POLICIES

Future Accounting Policy Changes

Changeover to United States Generally Accepted Accounting Principles (“US GAAP”)

In February 2008, the CICA announced Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The Company began planning its transition to IFRS in 2008 and transition activities progressed on schedule through 2009. In Q4 2009, due primarily to the continued uncertainty around the timing and eventual adoption of a rate-regulated accounting (“RRA”) standard under IFRS, management of Emera, NSPI’s parent company, began reviewing the option of adopting US GAAP instead of IFRS. Emera’s Board of Directors approved the transition to US GAAP financial reporting standards in 2011.

US GAAP reporting is permitted by Canadian securities laws and the Toronto Stock Exchange (“TSX”) for companies subject to reporting obligations under US securities laws. The Company plans to file registration statements with the US Securities and Exchange Commission (“SEC”) prior to releasing its Q1 2011 financial results and thereby become subject to US reporting obligations. Registration with the SEC will enhance the Company’s ability to access US capital markets in the future.

The adoption of US GAAP in Q1 2011 is expected to result in fewer significant changes in the Company’s accounting policies than would have been experienced with the adoption of IFRS. Management believes this will result in financial information that is more comparable to the Company’s prior years’ financial statements prepared under Canadian GAAP, making them easier for readers to understand.

The Company’s application of Canadian GAAP currently relies on US GAAP for guidance on the application of RRA. RRA allows the economic impact of regulatory activities to be recognized. The Company believes continued recognition of its regulatory assets and liabilities under US GAAP best reflects the effect regulatory activities have on the Company’s financial position. Without a RRA standard, a transition to IFRS would result in the accounting write-off of the Company’s significant regulatory assets and liabilities and net earnings would be subject to volatility on an on-going basis.

The Company expects to report its financial results in US GAAP commencing in 2011. US GAAP will be applied retrospectively, with restatement of prior periods. A formal project has been established to transition to US GAAP for 2011, register securities of NSPI with the SEC prior to releasing its Q1 2011 financial results, and prepare the Company to comply with the on-going reporting requirements of the SEC and requirements of the Sarbanes-Oxley Act. KPMG was engaged to assist in the Company’s changeover to IFRS and will continue in this advisory role through the changeover to US GAAP. The Company is in the process of determining the impact of US GAAP on its accounting policies, financial statements, information systems, internal controls and other business activities. The impact on information systems is expected to be minimal.

SUMMARY OF QUARTERLY RESULTS

For the quarter ended millions of dollars	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008
Total revenues	$340.7	$306.9	$267.5	$276.9	$350.8	$284.2	$254.3	$262.0

Net earnings applicable to common shares	63.3	17.4	16.6	22.8	52.5	14.4	2.3	31.0

Quarterly total revenues and net earnings applicable to common shares are affected by seasonality, with Q1 and Q4 the strongest periods, reflecting colder weather and fewer daylight hours at those times of year.